Exhibit 99.2

KE Holdings Inc. Announces Upsizing and Extension of Share Repurchase Program

BEIJING, China, August 12, 2024 - KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE and HKEX: 2423), a leading integrated online and offline platform for housing transactions and services, today announced that its board of directors has approved the upsizing and extension of its share repurchase program.

As previously disclosed, the Company established a share repurchase program in August 2022 and upsized and extended it in August 2023, under which the Company may purchase up to US$2.0 billion of its Class A ordinary shares and/or American depositary shares (“ADSs”) until August 31, 2024 (the “Existing Share Repurchase Program”). As of the date of this press release, the Company in aggregate has purchased approximately 95.0 million ADSs (representing approximately 285.0 million Class A ordinary shares) on the New York Stock Exchange with a total consideration of approximately US$1,389.8 million under the Existing Share Repurchase Program since its launch.

On August 12, 2024, the Company’s board of directors approved modifications to the Existing Share Repurchase Program, pursuant to which the repurchase authorization has been further increased from US$2.0 billion to US$3.0 billion of its Class A ordinary shares and/or ADSs and extended until August 31, 2025 (the “Extended Share Repurchase Program”). In the annual general meeting (the “AGM”) held on June 14, 2024, the shareholders of the Company have approved to grant the board of directors a general unconditional mandate to purchase the Company’s own shares (the “2024 Share Repurchase Mandate”) which covers the repurchases under the Extended Share Repurchase Program until the conclusion of the next AGM of the Company. After the expiry of the 2024 Share Repurchase Mandate, the Company will seek for another general unconditional mandate for repurchase from the shareholders of the Company at the next AGM to continue its share repurchase under the Extended Share Repurchase Program.

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building infrastructure and standards to reinvent how service providers and customers efficiently navigate and complete housing transactions and services in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand and an integral part of its Beike platform. With more than 22 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build its infrastructure and standards and drive the rapid and sustainable growth of Beike.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Beike may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Beike’s goals and strategies; Beike’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; Beike’s ability to empower services and facilitate transactions on Beike platform; competition in the industry in which Beike operates; relevant government policies and regulations relating to the industry; Beike’s ability to protect the Company’s systems and infrastructures from cyber-attacks; Beike’s dependence on the integrity of brokerage brands, stores and agents on the Company’s platform; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

KE Holdings Inc.

Investor Relations

Siting Li

E-mail: ir@ke.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

E-mail: ke@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ke@tpg-ir.com

Source: KE Holdings Inc.

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